Exhibit 99.1



June 14, 2007

Janus Contact:
Scott Grace: 303-394-7709
Shelley Peterson: 303-316-5625

JANUS CAPITAL GROUP ANNOUNCES COMPLETION
OF ISSUANCE OF SENIOR NOTES

DENVER — Janus Capital Group Inc. (NYSE: JNS) announced today that it has issued and sold $300 million aggregate principal amount of its 6.250% Senior Notes due 2012 and $450 million aggregate principal amount of its 6.700% Senior Notes due 2017. The terms of the new notes include an interest rate adjustment covenant that provides that the interest rate on the new notes shall be subject to adjustment upon the occurrence of certain specified changes in one or more of the ratings of the company's debt securities. The terms of the new notes also include a change-of-control covenant that provides that the new notes will be repurchased at a premium of one percent if the ratings of the company's debt securities fall below investment grade after a change of control of the company.

In addition, Janus announced today that it has entered into appropriate supplemental indentures in order to add the same interest rate adjustment covenant to the terms of all of its outstanding 5.875% Senior Notes due September 15, 2011, 6.119% Senior Notes due April 15, 2014, and 7.750% Senior Notes due June 15, 2009.

This press release is for informational purposes only and should not be used or construed as an offer to sell, a solicitation of an offer to buy, or a recommendation for any security.

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